                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.     )*


                          Trico Marine Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   896106101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Copy to:
James C. Comis, III               John S. Watson
Inverness Management LLC          Vinson & Elkins L.L.P.
660 Steamboat Road                1001 Fannin, Suite 2300
Greenwich, Connecticut 06830      Houston, Texas 77002
(203) 629-9492                    (713) 758-2222
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 6, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 22 pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 2 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Inverness/Phoenix Partners LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 3 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Executive Capital Partners I LP

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 4 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Inverness/Phoenix Capital LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 5 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Inverness Management Fund I LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 6 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        WMD Investors, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 7 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Key-Comis Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 8 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        WMD LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 9 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        J.C. Comis LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 10 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        W. McComb Dunwoody

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 11 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James C. Comis, III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 12 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DPCM Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 13 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Phoenix Investment Partners, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 896106101                                     PAGE 14 OF 22 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Phoenix Home Life Mutual Insurance Company

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        New York
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            4,000,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            4,000,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        4,000,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        16.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        IC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

  The name of the issuer is Trico Marine Services, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 250 North American Court, Houma, Louisiana 70363. This Schedule 13D Statement (this "Statement") relates to the Issuer's common stock, par value $.01 per share (the "Common Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

  This Statement is being filed by each of the following persons pursuant to Rules 13d-1(a) and 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) INVERNESS/PHOENIX PARTNERS LP, a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of shares of Common Stock covered by this Statement; (2) EXECUTIVE CAPITAL PARTNERS I LP, a Delaware limited partnership (the "Executive Fund"), by virtue of its direct beneficial ownership of shares of Common Stock covered by this Statement; (3) INVERNESS/PHOENIX CAPITAL LLC, a Delaware limited liability company (the "General Partner"), by virtue of its being the general partner of the Fund and the general partner of the Executive Fund; (4) INVERNESS MANAGEMENT FUND I LLC, a Delaware limited liability company, ("Inverness"), by virtue of its being a controlling member of the General Partner; (5) WMD INVESTORS, L.P., a Delaware limited partnership ("WMD Investors"), by virtue of its being a controlling member of Inverness; (6) KEY-COMIS LIMITED PARTNERSHIP, a Delaware limited partnership ("Key-Comis"), by virtue of its being a controlling member of Inverness; (7) WMD LLC, a Delaware limited liability company ("WMD"), by virtue of its being the general partner of WMD Investors; (8) J.C. COMIS LLC, a Delaware limited liability company ("JCC"), by virtue of its being the general partner of Key-Comis; (9) W. MCCOMB DUNWOODY, an individual resident of the State of Connecticut ("Dunwoody"), by virtue of his being a controlling member of WMD; (10) JAMES C. COMIS, III, an individual resident of the State of New Jersey ("Comis"), by virtue of his being a controlling member of JCC; (11) DPCM HOLDINGS, INC., an Illinois corporation ("DPCM"), by virtue of its being a member of the General Partner; (12) PHOENIX INVESTMENT PARTNERS, LTD., a Delaware corporation ("PXP"), by virtue of its ownership of all of the outstanding common stock of DPCM; and (13) PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY, a New York mutual life insurance company ("Phoenix"), by virtue of its ownership of approximately 60% of the outstanding common stock of PXP. The Fund, the Executive Fund, the General Partner, Inverness, WMD Investors, Key-Comis, WMD, JCC, Dunwoody, Comis, DPCM, PXP and Phoenix are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Fund, the Executive Fund, the General Partner, Inverness, WMD Investors, Key-Comis, WMD, JCC, Dunwoody and Comis are sometimes referred to herein collectively as the "Inverness Persons." The Fund and the Executive Fund are sometimes referred to herein collectively as the "Investors."

  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of

                              Page 15 of 22 pages
information given by another Reporting Person. By their signatures on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

  The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

  Certain information required by this Item 2 concerning the directors and executive officers of DPCM, PXP and Phoenix is set forth on Schedule A attached hereto, which is incorporated herein by reference.

  Phoenix is a mutual insurance company in the business of life and health insurance and annuities. The address of the principal business and principal office of Phoenix is One American Row, Hartford, Connecticut 06115. PXP is a registered investment advisor and owner of other affiliated investment advisors. The address of the principal business and principal office of PXP is 56 Prospect St., Hartford, Connecticut 06115. DPCM, formerly known as Duff & Phelps Capital Markets, Inc., is a wholly owned subsidiary of PXP and [its sole asset and interest is the Fund]. The address of the principal business and principal office of DPCM is 56 Prospect St., Hartford, Connecticut 06115.

  The principal business of each of the Inverness Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the Inverness Persons is c/o Inverness Management LLC, 660 Steamboat Road, Greenwich, Connecticut 06830.

  During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  On May 6, 1999, the Investors acquired 4,000,000 shares of Common Stock pursuant to a Purchase Agreement, dated as of April 16, 1999 (the "Purchase Agreement"), 96.663% of which were acquired by the Fund and 3.337% of which were acquired by the Executive Fund. The aggregate purchase price for the shares sold under the Purchase Agreement was $25,000,000. The Fund utilized funds derived from capital contributions made by the partners of the Fund. The Executive Fund utilized funds derived from capital contributions made by the partners of the Executive Fund. Subject to approval by the stockholders of the Issuer, the Purchase Agreement provides for the purchase of an additional 4,000,000 shares of Common Stock by the Investors (see Item 4 below).

                              Page 16 of 22 pages

  A copy of the Purchase Agreement is attached hereto as Exhibit A and is incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION.

  Each of the Fund and the Executive Fund acquired and continues to hold the shares of Common Stock reported herein for investment purposes.

  Subject to the requisite approval of the stockholders of the Issuer, the Investors currently intend either to assign their rights to purchase the additional 4,000,000 shares of Common Stock to certain of the Fund's limited partners or to purchase such shares through a new entity with funds derived from capital contributions made by certain of the Fund's limited partners.

  The Fund and the Executive Fund may, in the future, have discussions with management, directors and other shareholders of the Issuer concerning various ways of maximizing long-term stockholder value. In connection with the transactions described herein, the Issuer and the Investors entered into a Stockholders' Agreement dated May 6, 1999 (the "Stockholders' Agreement") pursuant to which the size of the Board of Directors of the Issuer (the "Board") was increased from six to eight and two designees of the Investors were appointed to the Board effective May 6, 1999.

  Other than the purchase of any of the additional 4,000,000 shares of Common Stock subject to stockholder approval as described above, the Reporting Persons currently do not intend to acquire additional shares of Common Stock or other securities of the Issuer. Depending on market conditions and other factors that the Fund or the Executive Fund may deem material to its investment decision, the Fund or the Executive Fund may purchase additional shares of Common Stock or other securities of the Issuer in the open market or in private transactions. Depending on these same factors, the Fund or the Executive Fund may sell all or a portion of the shares of Common Stock that they now own or hereafter may acquire on the open market or in private transactions.

  Except as set forth above in Item 4, none of the Reporting Persons nor, to the best of Reporting Person's knowledge, none of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

  A copy of the Stockholders' Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

  At the close of business on May 6, 1999, the Fund and the Executive Fund had direct beneficial ownership of 4,000,000 shares of Common Stock. The Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Act, and therefore, each Reporting Person is deemed to have beneficial ownership of 4,000,000 shares of Common Stock (the "Shares"). Such ownership represents 16.4% of the Common Stock outstanding based on the number of

                              Page 17 of 22 pages
shares of Common Stock outstanding (20,378,416) as contained in the Issuer's Definitive Proxy Statement on Schedule 14A (filed May 10, 1999) and including as outstanding the 4,000,000 shares of Common Stock issued to the Fund and the Executive Fund. Such securities were acquired pursuant to the transactions described in Item 3 hereof.

  Each of the Reporting Persons has shared voting and dispositive power with respect the Shares.

  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

  Pursuant to the Stockholders' Agreement, the Issuer granted certain registration rights to the Investors with respect to the Shares. These rights include certain demand registration rights in addition to "piggy-back" registration rights, each as set forth in the Stockholders' Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit A:  Purchase Agreement, dated as of April 16, 1999, by and among the
              Issuer, the Fund and the Executive Fund.

  Exhibit B:  Stockholders' Agreement, dated as of May 6, 1999, by and among the
              Issuer, the Fund and the Executive Fund.

  Exhibit C:  Joint Filing Agreement, dated June 2, 1999, by and among each of the Reporting Persons.

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 1999

                              Page 18 of 22 pages

                            INVERNESS/PHOENIX PARTNERS LP

                              By: INVERNESS/PHOENIX CAPITAL LLC,
                                    its General Partner

                              By: INVERNESS MANAGEMENT FUND I LLC,
                                    its Managing Member

                              By: KEY-COMIS LIMITED PARTNERSHIP,
                                    its Managing Member

                              By: J.C. COMIS LLC,
                                    its General Partner


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member

                            EXECUTIVE CAPITAL PARTNERS I LP

                              By: INVERNESS/PHOENIX CAPITAL LLC,
                                    its General Partner

                              By: INVERNESS MANAGEMENT FUND I LLC,
                                    its Managing Member

                              By: KEY-COMIS LIMITED PARTNERSHIP,
                                    its Managing Member

                              By: J.C. COMIS LLC,
                                    its General Partner


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member

                              Page 19 of 22 pages

                            INVERNESS/PHOENIX CAPITAL LLC

                              By: INVERNESS MANAGEMENT FUND I LLC,
                                    its Managing Member

                              By: KEY-COMIS LIMITED PARTNERSHIP,
                                    its Managing Member

                              By: J.C. COMIS LLC,
                                    its General Partner


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member

                            INVERNESS MANAGEMENT FUND I LLC

                              By: KEY-COMIS LIMITED PARTNERSHIP,
                                    its Managing Member

                              By: J.C. COMIS LLC,
                                    its General Partner


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member

                            WMD INVESTORS, L.P.

                              By: WMD LLC,
                                    its General Partner


                              By: /s/ W. McComb Dunwoody
                                 --------------------------------------------
                                 Name: W. McComb Dunwoody
                                 Title: Managing Member

                              Page 20 of 22 pages

                            KEY-COMIS LIMITED PARTNERSHIP

                              By: J.C. COMIS LLC,
                                    its General Partner


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member

                            WMD LLC


                              By: /s/ W. McComb Dunwoody
                                 --------------------------------------------
                                 Name: W. McComb Dunwoody
                                 Title: Managing Member

                            J.C. COMIS LLC


                              By: /s/ James C. Comis
                                 --------------------------------------------
                                 Name: James C. Comis, III
                                 Title: Managing Member



                                 /s/ W. McComb Dunwoody
                                 --------------------------------------------
                                 W. McComb Dunwoody



                                 /s/ James C. Comis
                                 --------------------------------------------
                                 James C. Comis, III

                            DPCM HOLDINGS, INC.


                              By: /s/ Michael E. Haylon
                                 --------------------------------------------
                                 Name: Michael E. Haylon
                                 Title: Executive Vice President

                              Page 21 of 22 pages

                            PHOENIX HOME LIFE MUTUAL
                            INSURANCE COMPANY


                              By: /s/ John H. Beers
                                 --------------------------------------------
                                 Name: John H. Beers
                                 Title: Vice President

                            PHOENIX INVESTMENT PARTNERS, LTD.


                              By: /s/ Michael E. Haylon
                                 --------------------------------------------
                                 Name: Michael E. Haylon
                                 Title: Managing Director


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)

                              Page 22 of 22 pages

                                                                      SCHEDULE A

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Home Life Mutual Insurance Company ("Phoenix"). Each such person is a citizen of the United States.

DIRECTORS:
----------

         NAME                        ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------
Sal H. Alfiero            9 Four Winds Way                Chairman & CEO,
                          Amherst, NY 14426               Mark IV Industries, Inc.
-------------------------------------------------------------------------------------------
J. Carter Bacot           48 Porter Place                 Chairman & CEO,
                          Montclair, NJ 07042             The Bank of New York
-------------------------------------------------------------------------------------------
Carol H. Baldi            221 North Street                President,
                          Litchfield, CT  06759           Carol H. Baldi, Inc.
-------------------------------------------------------------------------------------------
Richard H. Booth          60 High Ridge Road              Executive Vice-President,
                          South Glastonbury, CT 06073     Phoenix Home Life Mutual
                                                          Insurance Company
-------------------------------------------------------------------------------------------
Arthur P. Byrne           85 Bishop Lane                  President, CEO & Chairman,
                          Avon, Connecticut 06001         The Wiremold Company
-------------------------------------------------------------------------------------------
Richard N. Cooper         33 Washington Avenue            Professor,
                          Cambridge, MA  02140            Center for International Affairs,
                                                          Harvard University
-------------------------------------------------------------------------------------------
Gordon J. Davis           241 Central Park West           Partner,
                          New York, NY  10024             LeBoeuf, Lamb, Greene &
                                                          MacRae
-------------------------------------------------------------------------------------------
Robert W. Fiondella       29 Summerberry Circle           Chairman, President & CEO,
                          Bristol, CT  06010              Phoenix Home Life Mutual
                                                          Insurance Company
-------------------------------------------------------------------------------------------
Jerry J. Jasinowski       3288 Rittenhouse Street, N.W.   President,
                          Washington, DC  20015           National Association of
                                                          Manufacturers
-------------------------------------------------------------------------------------------
John W. Johnstone         467 Carter Street               Chairman of the Board,
                          New Canaan, CT  06840           Olin Corporation
-------------------------------------------------------------------------------------------
Marilyn E. Lamarche       930 Fifth Avenue                Limited Managing Director
                          Apt. 10D                        Lazard Freres & Co., L.L.C.
                          New York, NY 10021
-------------------------------------------------------------------------------------------

                                  SCHEDULE A

                                                                      SCHEDULE A

         NAME                        ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------
Philip R. McLoughlin      39 Joshua Drive                 Executive Vice-President,
                          West Simsbury, CT  06092        Phoenix Home Life Mutual
                                                          Insurance Company
-------------------------------------------------------------------------------------------
Indra K. Nooyi            12 Deer Lane                    Senior Vice-President,
                          Greenwich, CT  06830            PepsiCo., Inc.
-------------------------------------------------------------------------------------------
Robert F. Vizza           3 Maria Lane                    President & CEO
                          Old Brookville, NY              St. Francis Hospital
-------------------------------------------------------------------------------------------
Robert G. Wilson          Key Colony III                  Retired
                          Apt. 1127
                          151 Crandon Boulevard
                          Key Biscayne, FL  33149
-------------------------------------------------------------------------------------------
Dona D. Young             89 Woodford Hills Drive         Executive Vice-President and
                          Avon, CT  06001                 General Counsel,
                                                          Phoenix Home Life Mutual
                                                          Insurance Company
-------------------------------------------------------------------------------------------


OFFICERS:
---------

          NAME                       ADDRESS                PRINCIPAL OCCUPATION
------------------------------------------------------------------------------------
Richard H. Booth           60 High Ridge Road            Executive Vice-President
                           South Glastonbury, CT 06073
------------------------------------------------------------------------------------
Carl T. Chadbum            252 Knollwood Road            Executive Vice-President
                           Manchester, CT
------------------------------------------------------------------------------------
Robert W. Fiondella        29 Summerberry Circle         Chairman, President &
                           Bristol, CT  06010            Chief Executive Officer
------------------------------------------------------------------------------------
Philip R. McLoughlin       39 Joshua Drive               Executive Vice-President
                           West Simsbury, CT  06092
------------------------------------------------------------------------------------
David W. Searfoss          3 Stratford Road              Executive Vice-President
                           Farmington, CT  06032
------------------------------------------------------------------------------------
Dona D. Young              89 Woodford Hills Drive       Executive Vice-President
                           Avon, CT  06001               and General Counsel
------------------------------------------------------------------------------------
Kelly J. Carlson           42 Woodchuck Hill             Senior Vice-President
                           West Simsbury, CT
------------------------------------------------------------------------------------

                                  SCHEDULE A

                                                                      SCHEDULE A

         NAME                        ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------
Robert G. Chipkin          230 Fair Hill Lane            Senior Vice-President
                           Suffield, CT
------------------------------------------------------------------------------------
Martin J. Gavin            108 Winding Lane              Senior Vice-President
                           Avon, CT  06001
------------------------------------------------------------------------------------
Randall C. Giangiulio      63 Hildurcrest Drive          Senior Vice-President
                           Simsbury, CT  06070
------------------------------------------------------------------------------------
Edward P. Hourihan         17 Chesbro Avenue             Senior Vice-President
                           Noank, CT  06266
------------------------------------------------------------------------------------
Joseph E. Kelleher         6 Spruce Lane                 Senior Vice-President
                           Simsbury, CT  06070
------------------------------------------------------------------------------------
Robert G. Lautensack       21 Stillwood Chase            Senior Vice-President
                           Simsbury, CT  06070
------------------------------------------------------------------------------------
Maura L. Melley            123 Senate Brook Drive        Senior Vice-President
                           Amston, CT  06231
------------------------------------------------------------------------------------
Scott C. Noble             15 Apple Hill Road            Senior Vice-President
                           Wilbraham, MA  01095
------------------------------------------------------------------------------------
Robert E. Primmer          47 Wyngate                    Senior Vice-President
                           Simsbury, CT  06070
------------------------------------------------------------------------------------
Frederick W. Sawyer        8 Sachem Drive                Senior Vice-President

------------------------------------------------------------------------------------
Richard C. Shaw            18 South Mill Road            Senior Vice-President
                           South Glastonbury, CT 06073
------------------------------------------------------------------------------------
Simon Y. Tan               169 Weir Street               Senior Vice-President
                           Glastonbury, CT  06033
------------------------------------------------------------------------------------
Anthony J. Zeppetella      81 81st Street                Senior Vice-President
                           Brooklyn, NY  11209
------------------------------------------------------------------------------------
Walter H. Zultowski        6 Winhart Drive               Senior Vice-President
                           Granby, CT 06035
------------------------------------------------------------------------------------

                                  SCHEDULE A

                                                                      SCHEDULE A

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Phoenix Investments Partners, Ltd. ("PXP"). Each such person is a citizen of the United States.

DIRECTORS:
----------

           NAME                      ADDRESS                  PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------
John T. Anderson             Pine Boughs Cottage        Attorney
                             P. O. Box 4133
                             The Epworth Assembly
                             Ludington, MI  49431
----------------------------------------------------------------------------------------
Clyde E. Bartter             440 Old Reservoir Road     President,
                             Berra, OH  44017           Duff & Phelps Investment
                                                        Management Co.
----------------------------------------------------------------------------------------
Richard H. Booth             60 High Ridge Road         Executive Vice-President,
                             South Glastonbury, CT      Phoenix Home Life Mutual
                             06073                      Insurance Company
----------------------------------------------------------------------------------------
Glen D. Churchill            33 Tamarisk Circle         Retired
                             Abilene, TX  79606
----------------------------------------------------------------------------------------
Robert W. Fiondella          29 Summerberry Circle      Chairman of the Board and
                             Bristol, CT  06010         Chief Executive Officer,
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
----------------------------------------------------------------------------------------
Michael E. Haylon            26 Clark Drive             Executive Vice-President,
                             West Hartford, CT 06117    Phoenix Investment Partners Ltd.
----------------------------------------------------------------------------------------
Marilyn E. Lamarche          930 Fifth Avenue           Limited Managing Director,
                             Apartment 10D              Lazard Freres & Company,
                             New York, NY  10020        L.L.C.
----------------------------------------------------------------------------------------
Edward P. Lyons              5 Londonderry Drive        Retired
                             Greenwich, CT  06830
----------------------------------------------------------------------------------------
Philip R. McLoughlin         39 Joshua Drive            Chairman of the Board and
                             West Simsbury, CT 06092    Chief Executive Officer,
                                                        Phoenix Investment Partners
----------------------------------------------------------------------------------------
James M. Oates               51 Spooner Road            Chairman, IBEX Capital
                             Chestnut Hill, MA  02167   Markets, L.L.C. and Managing
                                                        Director of the Wydown
----------------------------------------------------------------------------------------

                                  SCHEDULE A

                                                                      SCHEDULE A

         NAME                        ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------

Calvin J. Pedersen           307 King Street            President, Phoenix Investment
                             Yorkville, IL  60560       Partners, Ltd.
----------------------------------------------------------------------------------------
Donna F. Tuttle              12733 Parkyns Street       President,
                             Los Angeles, CA  90049     Korn Tuttle Capital Group
----------------------------------------------------------------------------------------
Ferdinand L.J. Verdonck      Nederpolder 7              Managing Director,
                             B-9000 Gent                Almanij N.V.
                             Belgium
----------------------------------------------------------------------------------------
David A. Williams            Roxborough Holdings        President,
                             Limited 90                 Roxborough Holdings, Inc.
                             Roxborough Street East
                             Toronto, Ontario M4W
                             1V8
                             Canada
----------------------------------------------------------------------------------------


OFFICERS:
---------

           NAME                    ADDRESS           PRINCIPAL OCCUPATION
----------------------------------------------------------------------------
Philip R. McLoughlin         56 Prospect Street    Chairman and CEO
                              P. O. Box 150480
                             Hartford, CT  06115
----------------------------------------------------------------------------
Calvin J. Pedersen           56 Prospect Street    President
                             P. O. Box 150480
                             Hartford, CT  06115
----------------------------------------------------------------------------
Michael E. Haylon            56 Prospect Street    Executive Vice-President
                             P. O. Box 150480
                             Hartford, CT  06115
----------------------------------------------------------------------------
John F. Sharry               56 Prospect Street    Executive Vice-President,
                             P. O. Box 150480      Retail Division
                             Hartford, CT  06115
----------------------------------------------------------------------------
William R. Moyer             56 Prospect Street    Senior Vice-President and
                             P. O. Box 150480      Chief Financial Officer
                             Hartford, CT  06115
----------------------------------------------------------------------------
Thomas N. Steenburg          56 Prospect Street    Vice-President and
                             P. O. Box 150480      General Counsel
                             Hartford, CT  06115
----------------------------------------------------------------------------

                                  SCHEDULE A

                                                                      SCHEDULE A

         NAME                        ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------
Elizabeth R. Sadowinski      56 Prospect Street            Vice-President Administration
                             P. O. Box 150480
                             Hartford, CT  06115
-------------------------------------------------------------------------------------------


     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of DPCM Holdings, Inc. ("DPCM"). Each such person is a citizen of the United States.

DIRECTORS:
----------

       NAME                    ADDRESS                PRINCIPAL OCCUPATION
------------------------------------------------------------------------------
Phil McLoughlin      56 Prospect Street            Executive Officer, Phoenix
                     Hartford, Connecticut 06115   Investment Partners, Ltd.
------------------------------------------------------------------------------


OFFICERS:
---------

       NAME                     ADDRESS                 PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------
Phil McLoughlin      56 Prospect Street            President
                     Hartford, Connecticut 06115
-------------------------------------------------------------------------------
Bill Moyer           56 Prospect Street            Senior Vice-President
                     Hartford, Connecticut  06115
-------------------------------------------------------------------------------
Thomas Steenburg     56 Prospect Street            Vice-President, Counsel and
                     Hartford, Connecticut  06115  Secretary
--------------------------------------------------------------------------------

                                  SCHEDULE A
                                      -6-